Luxfer Holdings PLC S-8

Exhibit 5.1

June 8, 2022

Luxfer Holdings PLC
Lumns Lane
Manchester M27 8LN
United Kingdom

Ladies and Gentlemen:

We have acted as special English counsel to Luxfer Holdings PLC, a public limited company incorporated under the laws of England and Wales (the “Company”), in connection with the registration statement on Form S-8 (the “Registration Statement”) to be filed by the Company with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder (the “Rules”), on or about June 8, 2022 relating to the registration of (i) an aggregate of 1,400,000 ordinary shares in the Company, each having a nominal value of £0.50 per ordinary share (the “Shares”), which may be issued under the Luxfer Holdings PLC Long-Term Umbrella Incentive Plan, amended and restated as of June 8, 2022 (the “LTIP”) and (ii) an aggregate of 150,000 Shares, which may be issued under the Luxfer Holdings PLC Non-Executive Directors Equity Incentive Plan, amended and restated as of June 8, 2022 (the “EIP” and, together with the LTIP, the “Plans”).

We understand that the Shares are not and are not intended to be admitted to trading on any market or exchange, or otherwise listed, in the United Kingdom.

In arriving at the opinions expressed below, we have reviewed the following documents:

(a)	the Registration Statement;
(b)	the Plans;
(c)	a certificate dated June 8, 2022, signed by an authorised signatory of the Company (the “Company Certificate”) relating to certain factual matters and having annexed thereto the following documents:
(i)	the certificate of incorporation, the certificate of incorporation on change of name and re-registration of a private company as a public company, and the Articles of Association of the Company (the “Articles”); and
(ii)	the board resolutions passed at the meetings of the Company’s Board of Directors held on September 29, 2011, November 10, 2011, November 30, 2011, January 23, 2013, March 28, 2013, January 23, 2018, March 13, 2018, July 31, 2018, March 5, 2019 and March 2, 2022 (the “Corporate Approvals”).

In addition, we have reviewed the originals, or copies certified or otherwise identified to our satisfaction, of all such other documents, and we have made such investigations of law, as we have deemed appropriate as a basis for the opinions expressed below.

In rendering the opinions expressed below we have assumed and not verified:

(a)	the genuineness of all signatures, stamps and seals, the authenticity and completeness of all documents supplied to us and the conformity to the originals of all documents supplied to us as photocopies, facsimile or electronic copies;

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(b)	that, where a document has been examined by us in draft, specimen or certificated form, it has been or will be executed in the form of that draft, specimen or certificate;
(c)	the accuracy as to factual matters of each document we have reviewed, including, without limitation, the accuracy and completeness of all statements in the Company Certificate;
(d)	that the Company has fully complied with its obligations under all applicable money laundering legislation;
(e)	no document has been entered into by the Company in connection with any unlawful activity;
(f)	that all consents, approvals, notices, filings and registrations that are necessary under any applicable laws or regulations (other than laws or regulations of the United Kingdom) in order to permit the performance of the actions to be carried out pursuant to the Corporate Approvals have been or will be duly made or obtained;
(g)	that there are no provisions of the laws of any jurisdiction outside England and Wales that would have any implication for the opinions we express and that, insofar as the laws of any jurisdiction outside England and Wales may be relevant to this opinion letter, such laws have been and will be complied with;
(h)	that the Company has complied with all applicable provisions of (i) Regulation (EU) No. 2017/1129 of the European Parliament as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020) (“EUWA”), (ii) Regulation (EU) No. 596/2014 of the European Parliament as it forms part of domestic law by virtue of the EUWA, (iii) the Financial Services and Markets Act 2000, as amended, (“FSMA”), and the Financial Services Act 2012, as amended, and any applicable secondary legislation made thereunder with respect to anything done by the Company in relation to the offer of the Shares in, from, or otherwise involving the United Kingdom (including Sections 19 (carrying on a regulated activity), 21 (financial promotion), 85 (public offers) and 118 (market abuse) of FSMA);
(i)	that the information relating to the Company disclosed by our searches on June 8, 2022 at Companies House at their website at www.companieshouse.gov.uk and by telephone at the Central Registry of Winding Up Petitions at the Companies Court in London in relation to the Company was then complete, up to date and accurate and has not since then been materially altered, and that such searches did not fail to disclose any material information which had been delivered for registration but did not appear on the file in London at the time of our search, and that such oral disclosures did not fail to disclose any material information or any petition for an administration order, dissolution or winding-up order in respect of the Company that has been presented in England and Wales;
(j)	that each director of the Company has disclosed any interest which he may have in the transactions contemplated by each of the Corporate Approvals in accordance with the provisions of the Companies Act 2006 (the “Companies Act”) and the Articles, and that none of the relevant directors of the Company have any interest in such transactions except to the extent permitted by the Articles;
(k)	that the actions to be carried out pursuant to the Corporate Approvals by the Company and the exercise of its rights and performance of its obligations thereunder will materially benefit the Company, and that the directors of the Company acted in good faith and in the interests of the Company in approving each of the Corporate Approvals and the transactions contemplated thereby;

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(l)	that the Plans were validly adopted, the awards under the Plans are validly granted and exercised and the Company complies with its obligations under the Plans;
(m)	that the Shares are allotted and issued in accordance with the Corporate Approvals, the Articles and the Plans and the issue price per Share is not less than the nominal value of each Share;
(n)	that the transactions, dealings or arrangements in connection with the Plans and any actions to be carried out pursuant to the Corporate Approvals are not restricted or prohibited by any sanctions regime or any restrictive measures implemented or effective in the United Kingdom, such that any such transactions, dealings, arrangements or actions may be unenforceable or void;
(o)	that, at the time the Board of Directors allots any Shares, or grants any rights to subscribe for or to convert any security into Shares, under the LTIP, it: (i) is authorized to do so for the purposes of section 551 of the Companies Act pursuant to the exception for employees’ share schemes provided by section 549(2)(a) of the Companies Act; and (ii) as may be required, has the power to do so free of the restrictions in section 561 of the Companies Act pursuant to the exception for employees’ share schemes provided by section 566 of the Companies Act, and in each case where relevant such exemptions remaining in full force and effect and not having ceased to apply;
(p)	that, at the time the Board of Directors allots any Shares under the EIP, it: (i) is authorized to do so for the purposes of section 551 of the Companies Act pursuant to an ordinary resolution validly passed by the Company’s shareholders or the Company’s articles of association in force at that time; and (ii) as may be required, has the power to do so free of the restrictions in section 561 of the Companies Act pursuant to a special resolution validly passed by the Company’s shareholders or the Company’s articles of association in force at that time for the purposes of sections 570 or 571 of the Companies Act, and in each case where relevant such resolutions and authorities (together, the “Authorities”) remaining in full force and effect and not having expired, been rescinded or amended; and
(q)	that no award shall be granted by the Board of Directors under the EIP which constitutes the grant of an unconditional right to subscribe for or to convert any security into Shares, and any awards under the EIP constituting the grant of a conditional right to subscribe for or to convert any security into Shares under the EIP, shall be subject to and conditional inter alia upon the Authorities having been passed, remaining in full force and effect and not having expired, been rescinded or amended.

Based on the foregoing, and subject to the further qualifications and limitations set forth below, it is our opinion that:

1.       The Company has been duly incorporated as a public limited company under the laws of England and Wales. A search of the records of the Registrar of Companies as made public through the www.companieshouse.gov.uk website on June 8, 2022 and an oral enquiry made to the Central Registry of Winding up Petitions at the Companies Court at approximately 10:14 am BST on June 8, 2022 revealed no petition, order or resolution for the winding up of the Company and no petition for, and no notice of appointment of, a receiver or administrator, provided that:

(a)       the searches with Companies House referred to above are not conclusively capable of revealing whether or not (i) a winding-up order has been made in respect of a company or a resolution passed for the winding up of a company, or (ii) an administration order has been made in respect of a company, or (iii) a receiver, administrative receiver, administrator or liquidator has been appointed in respect of a company, since notice of these matters might not be filed with Companies House immediately and, when filed, might not be made available through the website or entered on the files of Companies House relating to insolvency details with respect to the relevant company immediately. In addition, such searches are not capable of revealing, prior to the making of the relevant order, whether or not a winding-up petition or a petition for an administration order has been presented; and

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(b)        the enquiry at the Central Registry of Winding up Petitions at the Companies Court referred to above relates only to a compulsory winding up and is not capable of revealing conclusively whether or not a winding-up petition in respect of a compulsory winding up has been presented since details of the petition may not have been entered on the records of the Central Registry of Winding up Petitions immediately or, in the case of a petition presented to a County Court, may not have been notified to the Central Registry and entered on such records at all, and the response to an enquiry only relates to the period of six months prior to the date when the enquiry was made. We have not made enquiries of any County Court as to whether a petition for the appointment of an administrator has been presented to, or an administration order has been made by, any County Court against the Company.

2.       When the names of the holders of the Shares issued pursuant to the Plans are entered in the Company’s register of members and subject to the receipt by the Company of the aggregate issue price in respect of such Shares, the Shares will be validly issued, fully paid and no further contributions in respect thereof will be required to be made to the Company by the holders thereof, by reason solely of their being such holders.

The foregoing opinion is subject to the following:

(a)	The opinion set forth above is subject to all limitations resulting from the laws of bankruptcy, administration, liquidation, insolvency, fraudulent transfer, reorganisation, moratorium, suretyship or any similar laws of general application affecting creditors’ rights.
(b)	Enforcement may be limited by general principles of equity. For example, equitable remedies may not be available where damages are considered to be an adequate remedy.
(c)	Any question as to whether or not any provision of any agreement or instrument which is illegal, invalid, not binding, unenforceable or void may be severed from the other provisions thereof in order to save those other provisions would be determined by an English court in its discretion.
(d)	There is some possibility that an English court would hold that a judgment on a particular agreement or instrument, whether given in an English court or elsewhere, would supersede such agreement or instrument to all intents and purposes, so that any obligation thereunder which by its terms would survive such judgment might not be held to do so.

Other than as set out above, we express no opinion as to any agreement, instrument or other document that may be entered into, or as to any liability to tax or obligation to report to any tax authority that may arise or be incurred as a result of or in connection with the Shares or their creation, issue, offer or any other transaction.

The opinions set out above are given on the basis of, and are limited to, the laws of England and Wales in force as at the date of this opinion letter, as currently applied by the courts of England and Wales. The opinions set out above are given on the basis that this opinion letter and any non-contractual obligations arising out of or in connection with it will be governed by and construed in accordance with English law.

We hereby consent to the filing of this opinion letter as an exhibit to the Registration Statement. In giving such consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act or the Rules.

We assume no obligation to advise you or any other person, or to make any investigations, as to any legal developments or factual matters arising subsequent to the date hereof that might affect the opinions expressed herein.

Very truly yours,

CLEARY GOTTLIEB STEEN & HAMILTON LLP

By:	/s/ Sam Bagot
Sam Bagot, a Partner